[redacted]

SECl ISSION

12011172

SEC Mail Processing Section
FEB 24 2012
Washington, DC
123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. R. HERZIG & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EXPRESSWAY PLAZA, SUITE 200

(No. and Street)

ROSLYN HEIGHTS	NY	11577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR PESNER (516) 621-0200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF CPAS, LLC

(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH, 3RD FLOOR, NEW YORK, NY 10016

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS HERZIG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P.R. HERZIG & CO., INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 2014

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P.R. HERZIG & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

Assets:	
Cash	$ 47,481
Securities owned, at fair value	2,270,210
Receivable from broker	202,434
Prepaid taxes and expenses	4,109
Security deposit	30,247
Deposit with clearing organization	25,000
Property and equipment, net of accumulated depreciation of $39,658	27,256
Total Assets	**$ 2,606,737**
Liabilities and Stockholders' Equity:	
Liabilities:	
Accounts payable and accrued expenses	$ 56,549
Total Liabilities	56,549
Stockholders' Equity:	
Common stock, authorized 500 shares no par value; 200 shares issued and 198 shares outstanding	100,000
Retained earnings	2,480,188
	2,580,188
Less: 2 shares of common stock in treasury, at cost	(30,000)
Total Stockholders' Equity	2,550,188
Total Liabilities and Stockholders' Equity	**$ 2,606,737**

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization

P.R. Herzig & Co., Inc. (the "Company") was incorporated in New York State on November 2, 1977. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company provides both advisory as well as managed portfolio services to high net worth sophisticated individual investors and institutions based primarily in the New York Metropolitan area.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Investments and Security Transactions

Investments are classified as trading securities and are valued at fair value. Security transactions are recorded on a settlement date basis, which does not differ materially from trade date basis. At times, the Company buys securities on margin. Unrealized appreciation and depreciation is reflected in income.

Valuation of Investment in Securities at Fair Value-Definition and Hierarchy

Accounting standards define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by accounting standards, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

In January 2010, the Financial Accounting Standards Board ("FASB") issued an accounting standard update on fair value measurements and disclosures. The update requires more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009; except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this update did not have an effect on the Company's financial statements.

Clearing Arrangements
The Company has a clearing agreement with Pershing LLC ("Pershing") to provide execution and clearing services, on proprietary trades and on behalf of its customers, on a fully disclosed basis. The Company promptly transmits all funds and delivers all securities to the clearing broker. They do not hold funds or securities for, or owe money or securities to, customers. All customer records and accounts are maintained by Pershing. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $25,000 in the clearing organization.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Subsequent Events
The Company has evaluated events through February 15, 2012 which is the date the financial statements were available to be issued.

Revenue Recognition
Commission income is recorded on a settlement date basis, which does not differ materially from trade date basis. Unrealized gains and losses are recorded within trading activities.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed on a straight line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

The Company reviews long-lived assets to determine whether there has been any permanent impairment whenever events or circumstances indicate the carrying amount

of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss. No impairment loss was required to be recognized for the year ended December 31, 2011.

Treasury Stock
Treasury stock is recorded at cost.

Income Taxes
The Company is subject to taxation as a regular corporation for federal and state purposes. Income taxes are accounted for by the asset/liability approach. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax basis of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

The accounting standard for accounting for uncertainty in income taxes prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The current and deferred tax provisions in the financial statements include consideration of uncertain tax positions in accordance with the accounting standard on accounting for uncertain tax positions. When applicable, the Company classifies interest and penalties on underpayments of income tax as miscellaneous expense.

The Company files income tax returns in the U.S. and New York State. With few exceptions, the Company is no longer subject to federal or state income tax examinations by tax authorities for years before 2008.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs
In May 2011, the FASB issued an accounting standard update which works to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The update both clarifies the FASB's intent about the application of existing fair value guidance, and also changes certain principles regarding measurement and disclosure. The update is effective prospectively and is effective for annual periods beginning after December 15, 2011. Early application is permitted for interim periods beginning after December 15, 2011. The Company is currently evaluating the effect the update will have on its financial statements.

2. FAIR VALUE MEASUREMENTS:

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2011:

	Fair market value			
	Total	Level 1	Level 2	Level 3
Equity securities owned				
Emerging industries	$ 24,000	$ 24,000	$ -	$ -
Energy services	616,500	616,500	-	-
Oil and gas	401,535	401,535	-	-
Metals and mining	57,371	57,371	-	-
Restaurants and leisure	1,080	1,080	-	-
Beverages and food	635,904	635,904	-	-
Real estate	104,260	104,260	-	-
Pharmaceuticals and biotechnology	44,400	44,400	-	-
Total equity securities	1,885,050	1,885,050	-	-
Money market funds	385,160	385,160	-	-
Total securities	$2,270,210	$2,270,210	$ -	$ -

The Company's equity securities are recorded at fair value using quoted prices from the clearing broker directly from the listed exchange. The money market funds consist of a Federated money market fund that is valued at one dollar per share.

The Company monitors the value of its investments for indicators of impairment, including changes in market conditions and/or the operating results of its underlying investments that may result in the inability to recover the carrying value of the investment. The Company will record an impairment charge if and when it believes any investment has experienced a decline that is other than temporary.

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the Company's Statements of Financial Condition and Operations.

3. NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2011, the Company had net capital, as determined pursuant to SEC Rule 15c3-1, of $2,078,074 which was $1,978,074 in excess of the required $100,000. The Company's net capital ratio was approximately 0.03 to 1.00.

4. CONCENTRATION OF CREDIT RISK:

The Company maintains various bank and money market accounts that, at times, may exceed the maximum FDIC limit of $250,000 per bank. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk with respect to such balances.

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

5. INCOME TAXES:

The income tax (benefit) expense for 2011 consists of the following:

		2011
Current tax (benefit) expense:		
Federal	$	(5,989)
State		1,755
		(4,234)
Deferred tax benefit:		
Federal		(67,970)
State		(32,173)
		(100,143)
Income tax benefit	$	(104,377)

The Company had approximately $126,000 in capital loss carryforwards available at December 31, 2011, of which approximately $71,000 was utilized in 2011. As of December 31, 2011, the Company had available net operating loss carryforwards of approximately $191,000. Additionally in 2011, the Company reported unrealized

losses of approximately $84,000. The unrealized and carryforward losses resulted in a deferred tax asset of approximately $69,500 at December 31, 2011, which was offset fully by a valuation allowance. The amount of the valuation allowance, however, could be reduced in the near term if estimates of future benefits based on subsequently available evidence, are expected to be realized.

The Company does not expect a significant increase or decrease to the total amounts of unrecognized tax benefits during the fiscal year ended December 31, 2011. However, the Company is subject to regular audit by tax authorities. The Company believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provision includes amounts sufficient to pay any assessments. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year.

6. PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consists of the following at December 31, 2011:

		Estimated Useful Life
Furniture and equipment	$ 36,208	5-7 years
Leasehold improvement	30,706	39 years
	66,914	
Less: accumulated depreciation and amortization	(39,658)	
	$ 27,256	

Depreciation and amortization expense for the year ended December 31, 2011 was $2,163.

7. COMMITMENTS AND CONTINGENCIES:

Leases

In 2002, the Company entered into a lease for space in Roslyn Heights, New York. The terms of the agreement provide for a 5 year period ending January 31, 2007, along with a renewal option. In December 2006, the Company exercised its option to extend the lease for an additional three year period expiring January 31, 2010, and then extended the lease for an additional period expiring October 31, 2012. The future minimum lease payments are $91,816 in 2012. The rent expense for 2011 was $113,110. The future minimum lease payments are subject to escalation due to increases in real estate taxes.

Profit Sharing Plan

The Company has a profit-sharing plan that covers all qualified employees. Contributions to the plan are at the discretion of the Board of Directors. For the year ended December 31, 2011, a contribution was accrued for qualified employees in the amount of $20,000.

P.R. HERZIG & CO., INC.

PART II

DECEMBER 31, 2011

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
P. R. Herzig & Co., Inc.

In planning and performing our audit of the financial statements of P. R. Herzig & Co., Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal controls exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MBAF CPAs, LLC

New York, NY
February 15, 2012

MBAF CPAs, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Officers and Stockholders of
P.R. Herzig & Co., Inc.
One Expressway Plaza
Roslyn Heights, New York 11577

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by P.R. Herzig & Co., Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating P.R. Herzig & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). P.R. Herzig & Co., Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Check Date	Check Number	Payee	Amount
July 2011	16832	SIPC	$1,481.94
January 2012	16976	SIPC	$1,168.00

2. Compared the amounts on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with FOCUS reports, general ledger and financial statements from January 1, 2011 to December 31, 2011, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MBAF-CPAs, LLC

New York, NY
February 15, 2012

NEW YORK 440 Park Avenue South, 3rd Floor, New York NY 10016 | T 212 576 1400 F 212 576 1414 | www.mbafcpa.com

P.R. HERZIG & CO., INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2011

Revenues:	
Commissions	$ 1,024,270
Security trading and miscellaneous	(529,119)
	495,151
Expenses:	
Salaries and other operating expenses	1,248,381
Net loss before income tax benefit	(753,230)
Income tax benefit	(104,377)
Net loss for the year	**$ (648,853)**

The accompanying notes are an integral part of the financial statements.

P.R. HERZIG & CO., INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2011

Cash flows from operating activities:		
Net loss for the year	$	(648,853)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation and amortization		2,163
Deferred income taxes		(100,143)
Changes in operating assets and liabilities:		
Securities owned - fair value		1,064,126
Prepaid taxes and expenses		4,281
Payable to broker		(360,202)
Accounts payable and accrued expenses		20,688
Net cash used in operating activities		(17,940)
Net decrease in cash		(17,940)
Cash, beginning of year		65,421
Cash, end of year	**$**	**47,481**

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest	$	10,939
Income taxes	$	545

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2011

	Common Stock			Treasury Stock		
	No. of Shares	Amount	Retained Earnings	No. of Shares	Amount	Total
Balance, January 1, 2011	198	$ 100,000	$ 3,129,041	2	$ (30,000)	$ 3,199,041
Net loss for the year	-	-	(648,853)	-	-	(648,853)
Balance, December 31, 2011	**198**	**$ 100,000**	**$ 2,480,188**	**2**	**$ (30,000)**	**$ 2,550,188**

The accompanying notes are an integral part of the financial statements.

For the year ended December 31, 2011

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Stockholders' Equity		$ 2,550,188
Less: Nonallowable assets:		
Furniture and leasehold improvements	$ 27,256	
Petty cash	136	
Security deposit	30,247	
Prepaid expenses	4,109	
		(61,748)
		2,488,440
Less: Blockage		-
Less: Haircuts on securities:		
15% of market value of equity securities long	$ 282,758	
2% of market value of money market funds	7,703	
Undue concentration	119,905	
		410,366
Net Capital		$ 2,078,074
Aggregate indebtedness		$ 56,549
Percentage of aggregate indebtedness to net capital	2.72%	
Note:		
Net capital as computed above		$ 2,078,074
Net capital per unaudited Focus Report		2,078,074
Variance		$ 0

For the year ended December 31, 2011

SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

1 The company's minimum capital requirement is $3,770 or	$ 100,000
2 The excess net capital at December 31, 2011 is computed as follows:	
Net Capital per Page 20-A of the Annual Report	$ 2,078,074
Less: Minimum Capital Requirement	100,000
Excess Net Capital - December 31, 2011	$ 1,978,074

3 There are no financial instruments with concentration of credit risk.

SCHEDULE II
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

P.R. HERZIG & CO., INC.

PART I

DECEMBER 31, 2011

P.R. HERZIG & CO., INC.
AUDITED ANNUAL REPORT

December 31, 2011

Table of Contents

MBAF CPAs, LLC

INDEPENDENT AUDITORS' REPORT

To the Officers and Stockholders
P. R. Herzig & Co., Inc.

We have audited the accompanying statement of financial condition of P.R. Herzig & Co., Inc. (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.R. Herzig & Co., Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

MBAF CPAs, LLC

New York, NY
February 15, 2012

NEW YORK 440 Park Avenue South, 3rd Floor, New York NY 10016 | **T** 212 576 1400 **F** 212 576 1414 | www.mbafcpa.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER P.R. HERZIG & CO., INC. [13]	SEC FILE NO. 8-22589 [14] FIRM I.D. NO. 2185 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) ONE EXPRESSWAY PLAZA, SUITE 200 [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY) 01/01/11 [24]
ROSLYN HEIGHTS [21] (City) NY [22] (State) 11577 [23] (Zip Code)	AND ENDING (MM/DD/YY) 12/31/11 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code) — Telephone No.
ARTHUR PESNER [30]	516-621-0200 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ____
Manual signatures of:

1) ________________________________
Principal Executive Officer or Managing Partner

2) ________________________________
Principal Financial Officer or Partner

3) ________________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

MBAF CPAS, LLC [70]

ADDRESS

440 PARK AVENUE SOUTH [71]	NEW YORK [72]	NY [73]	10016 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				